Exhibit 2

Oi S.A.

CORPORATE TAXPAYERS’ REGISTRY (CNPJ/MF) No. 76.535.764/0001-43

BOARD OF TRADE (NIRE) No. 33.30029520-8

MINUTES OF THE MEETING OF THE BOARD OF EXECUTIVE OFFICERS OF OI S.A.

HELD ON OCTOBER 7, 2014

DATE, TIME AND PLACE: October 7, 2014, at 6:00 p.m., at the headquarters of Oi S.A. (the “Company”), located at Rua do Lavardio, No. 71, 2nd floor, Centro, in the City of Rio de Janeiro, State of Rio de Janeiro. QUORUM AND ATTENDANCE: A majority of the members of the Company’s Board of Executive Officers were present: Eurico de Jesus Teles Neto, Bayard De Paoli Gontijo and Jason Santos Inácio, as well as Maria Gabriela Campos da Silva Menezes Côrtes, in her role as Secretary. AGENDA: (1) acknowledgment of the resignation of the Chief Executive Officer; and (2) appointment of an Executive Officer to perform the duties of the Chief Executive Officer. RESOLUTIONS: After the meeting was called to order, the Executive Officers appointed Maria Gabriela Campos da Silva Menezes Côrtes to serve as secretary of the meeting. With respect to item (1) of the Agenda, receipt of the resignation letter dated October 7, 2014 of Zeinal Abedin Mahomed Bava as the Company’s Chief Executive Officer was recorded. With respect to item (2), the Executive Officers unanimously decided, with the abstention of Bayard De Paoli Gontijo, to appoint Bayard De Paoli Gontijo to perform the duties of the Chief Executive Officer until the Board of Directors elects a new Chief Executive Officer, pursuant to article 30-A of the By-Laws. APPROVAL AND SIGNATURES: With nothing further to discuss, the meeting was adjourned, and these minutes were drafted, read, approved and signed by all the Executive Officers who were present and by the Secretary. /s/ Maria Gabriela Campos da Silva Menezes Côrtes - Secretary; Eurico de Jesus Teles Neto, Bayard De Paoli Gontijo and Jason Santos Inácio.

Conforms to the original recorded in the Company’s own books.

Rio de Janeiro, October 7, 2014.

Maria Gabriela Campos da Silva Menezes Côrtes

Secretary